Exhibit 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter

June 30, 2017

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months		Six months
	ended June 30		ended June 30
	2017	2016	2017	2016

Revenues	$544,217	$482,536	$967,059	$858,644

Cost of revenues (exclusive of depreciation and
amortization shown below)	333,741	294,968	592,612	531,835
Selling, general and administrative expenses	152,207	138,355	289,064	256,626
Depreciation	6,466	5,824	12,443	11,221
Amortization of intangible assets	7,915	4,792	13,965	10,428
Acquisition-related items (note 5)	3,310	973	7,519	2,045
Operating earnings	40,578	37,624	51,456	46,489

Interest expense, net	3,279	2,227	6,221	4,591
Other income, net (note 6)	(807)	(1,220)	(2,036)	(1,820)
Earnings before income tax	38,106	36,617	47,271	43,718
Income tax expense(note 7)	12,584	12,861	16,242	15,931
Net earnings	25,522	23,756	31,029	27,787

Non-controlling interest share of earnings	5,003	5,559	7,116	7,973
Non-controlling interest redemption increment (note 10)	9,686	(3,205)	12,961	5,608
Net earnings attributable to Company	$10,833	$21,402	$10,952	$14,206

Net earnings per common share (note 11)
Basic	$0.28	$0.55	$0.28	$0.37
Diluted	$0.28	$0.55	$0.28	$0.37

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars)

	Three months		Six months
	ended June 30		ended June 30
	2017	2016	2017	2016

Net earnings	$25,522	$23,756	$31,029	$27,787

Foreign currency translation gain (loss)	5,832	(2,987)	9,270	386
Unrealized loss on interest rate swaps	(410)	-	(410)	-

Comprehensive earnings	30,944	20,769	39,889	28,173

Less: Comprehensive earnings attributable to
non-controlling shareholders	6,513	4,682	10,807	11,500

Comprehensive earnings attributable to Company	$24,431	$16,087	$29,082	$16,673

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars)

	June 30, 2017	December 31, 2016
Assets
Current Assets
Cash and cash equivalents	$122,982	$113,148
Accounts receivable, net of allowance of $27,545 (December 31, 2016 -
$23,431)	316,985	311,020
Unbilled revenues	29,053	36,588
Income tax recoverable	10,224	8,482
Prepaid expenses and other current assets	52,255	37,084
	531,499	506,322

Other receivables	10,849	10,203
Other assets	45,752	38,657
Fixed assets	78,048	65,274
Deferred income tax, net	66,063	82,252
Intangible assets	187,326	139,557
Goodwill	441,138	348,006
	829,176	683,949
	$1,360,675	$1,190,271

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$85,106	$83,617
Accrued liabilities	345,620	399,759
Income taxes payable	12,116	15,940
Unearned revenues	10,766	4,066
Long-term debt - current (note 8)	3,312	1,961
Contingent acquisition consideration - current (note 9)	20,519	4,884
	477,439	510,227

Long-term debt - non-current (note 8)	424,119	260,537
Contingent acquisition consideration (note 9)	32,673	27,382
Deferred rent	24,470	21,241
Other liabilities	12,340	8,986
Deferred income tax, net	15,910	14,582
	509,512	332,728
Redeemable non-controlling interests (note 10)	137,855	134,803

Shareholders' equity
Common shares	404,580	399,774
Contributed surplus	46,819	51,540
Deficit	(164,825)	(174,311)
Accumulated other comprehensive loss	(57,102)	(71,273)
Total Company shareholders' equity	229,472	205,730
Non-controlling interests	6,397	6,783
Total shareholders' equity	235,869	212,513
	$1,360,675	$1,190,271

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, December 31, 2016	38,648,461	$399,774	$51,540	$(174,311)	$(71,273)	$6,783	$212,513

Cumulative effect adjustment:
Tax benefit on stock-based
compensation (note 3)	-	-	-	476	-	-	476

Net earnings	-	-	-	31,029	-	-	31,029
Foreign currency translation gain	-	-	-	-	9,270	-	9,270
Unrealized loss on interest rate
swaps	-	-	-	-	(410)	-	(410)
Other comprehensive earnings
attributable to NCI	-	-	-	-	5,311	460	5,771
NCI share of earnings	-	-	-	(7,116)	-	1,542	(5,574)
NCI redemption increment	-	-	-	(12,961)	-	-	(12,961)
Distributions to NCI	-	-	-	-	-	(1,628)	(1,628)
Acquisition of businesses, net	-	-	-	-	-	(760)	(760)

Subsidiaries’ equity transactions	-	-	(6,098)	-	-	-	(6,098)

Subordinate Voting Shares:
Stock option expense	-	-	2,473	-	-	-	2,473
Stock options exercised	193,225	4,806	(1,096)	-	-	-	3,710
Common share dividends	-	-	-	(1,942)	-	-	(1,942)
Balance, June 30, 2017	38,841,686	$404,580	$46,819	$(164,825)	$(57,102)	$6,397	$235,869

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016
Cash provided by (used in)

Operating activities
Net earnings	$25,522	$23,756	$31,029	$27,787

Items not affecting cash:
Depreciation and amortization	14,381	10,616	26,408	21,649
Deferred income tax	2,188	3,430	3,366	4,087
Earnings from equity method investments	(309)	(259)	(671)	(386)
Stock option expense	1,030	806	2,473	2,018
Other	7,103	6,317	14,242	6,561

Net changes from operating assets / liabilities
Accounts receivable	(21,922)	(38,047)	10,826	11,260
Unbilled revenues	6,801	5,632	8,710	(635)
Prepaid expenses and other current assets	(2,829)	305	(5,445)	(4,888)
Accounts payable	6,764	6,328	(4,554)	(4,151)
Accrued liabilities	16,924	10,031	(116,865)	(80,684)
Unearned revenues	1,948	(148)	5,723	1,024
Other liabilities	3,656	(1,616)	4,779	366
Contingent acquisition consideration paid	-	-	(301)	-
Net cash provided by (used in) operating activities	61,257	27,151	(20,280)	(15,992)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(21,360)	(9,751)	(51,003)	(46,326)
Purchases of fixed assets	(13,768)	(6,495)	(20,501)	(10,682)
Advisor loans issued	(6,517)	(8,601)	(14,012)	(15,088)
Other investing activities	92	823	(3,009)	1,168
Net cash used in investing activities	(41,553)	(24,024)	(88,525)	(70,928)

Financing activities
Increase in long-term debt	70,613	24,676	253,450	127,392
Repayment of long-term debt	(53,398)	(24,655)	(96,098)	(40,904)
Purchase of non-controlling interests, net	(5,594)	(4,257)	(29,876)	(3,637)
Contingent acquisition consideration paid	(796)	(309)	(2,439)	(756)
Proceeds received on exercise of options	465	97	3,710	1,734
Dividends paid to common shareholders	-	-	(1,932)	(1,541)
Distributions paid to non-controlling interests	(6,874)	(5,143)	(10,992)	(10,259)
Financing fees paid	(8)	-	(1,671)	-
Net cash provided by (used in) financing activities	4,408	(9,591)	114,152	72,029

Effect of exchange rate changes on cash	1,175	(4,322)	4,487	(4,577)

Increase (decrease) in cash and cash equivalents	25,287	(10,786)	9,834	(19,468)

Cash and cash equivalents, beginning of period	97,695	107,468	113,148	116,150

Cash and cash equivalents, end of period	$122,982	$96,682	$122,982	$96,682

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2017

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 33 countries around the world (68 countries including affiliates and franchisees). Colliers’ primary services are outsourcing and advisory services, lease brokerage and sales brokerage. Operationally, Colliers is organized into three geographic regions – Americas; Europe, Middle East and Africa (“EMEA”); and Asia Pacific.

2.       SUMMARY OF PRESENTATION – These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2016.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Colliers, except as noted in Note 3. In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at June 30, 2017 and the results of operations and its cash flows for the three month and six month periods ended June 30, 2017 and 2016. All such adjustments are of a normal recurring nature. The results of operations for the three and six month periods ended June 30, 2017 are not necessarily indicative of the results to be expected for the year ending December 31, 2017.

3.       IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and International Financial Reporting Standards (“IFRS”). This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2017, with early adoption permitted. The Company has assessed each of its revenue streams for the possible impact of this standard and based on an initial assessment, the application of the new guidance will likely result in an increase in the proportion of reimbursable expenses accounted for as revenue on a gross basis. Additionally, there is the potential for acceleration of revenue for certain lease brokerage contracts. However, the assessment is not yet finalized. The Company will adopt this ASU effective January 1, 2018 using the full retrospective transition method and anticipates expanded note disclosure, particularly surrounding contract assets and liabilities.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. The Company adopted this ASU effective January 1, 2017 using the retrospective transition method. The impact of the change on the December 31, 2016 consolidated balance sheet was to (i) reduce current deferred income tax assets by $18,314; (ii) increase non-current deferred income tax assets by $13,806; (iii) reduce current deferred income tax liabilities by $376 and (iv) reduce non-current deferred income tax liabilities by $4,132.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The ASU will be effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The Company has catalogued and abstracted key terms of its leases and is in the final stages of selecting a software solution to assist with the additional accounting and disclosures required. The Company’s assets and liabilities will be impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted. Covenant ratio calculations under the Company’s revolving credit facility will however not be impacted, as they will continue to be based on the accounting standards in place as of September 30, 2016. The Company will adopt this ASU with an effective date of January 1, 2019, using the modified retrospective transition method.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This standard removes the requirement to delay recognition of a windfall tax benefit until it reduces taxes payable and instead records the benefit when it arises. The standard also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The Company adopted this ASU effective January 1, 2017, using the modified retrospective transition method with (i) a cumulative effect adjustment of $476 to increase retained earnings and (ii) the forfeiture rate continuing to be estimated.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This ASU reduces diversity in how certain transactions are classified in the statement of cash flows. Under this guidance contingent consideration payments made soon after an acquisition’s closing date should be classified as cash outflows for investing activities. This standard is effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company is currently assessing the impact of this standard on its financial statements. The Company will adopt this ASU effective January 1, 2018, using the retrospective transition method.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business which clarifies and simplifies the definition of a business. Under this guidance, when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or group of similar assets), the assets acquired would not represent a business. This will likely result in more acquisitions being accounted for as asset purchases which impacts many areas of accounting such as acquisitions, disposals, goodwill impairment and consolidation. This standard is effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company will adopt this ASU effective January 1, 2018, using prospective application.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

4.       ACQUISITIONS – During the six months ended June 30, 2017, the Company acquired controlling interests in five businesses, three operating in the Americas (Northern California & Nevada; Michigan; Minnesota) and two operating in EMEA (United Kingdom; Denmark). The acquisition date fair value of consideration transferred was as follows: cash of $51,003 (net of cash acquired of $40,575) and contingent consideration of $19,557. The Company recognized goodwill of $75,337 and intangible assets of $56,226 as a result of these transactions. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. Acquired intangible assets consist of customer relationships, revenue backlog and property management contracts with estimated useful lives ranging from 3 months to 10 years. These acquisitions were accounted for by the acquisition method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

During the six months ended June 30, 2016, the Company acquired controlling interests in six businesses for cash consideration of $46,326 and contingent consideration of $8,947.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value on the acquisition date and is re-measured to fair value each subsequent reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2017 was $53,192 (see Note 9). The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as of June 30, 2017 was $9,589. The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation, is $83,726 to a maximum of $98,501. The contingencies will expire during the period extending to December 2021.

5. ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016

Transaction costs	$713	$347	$2,305	$870
Contingent consideration fair value adjustments	621	(992)	1,138	(1,875)
Contingent consideration compensation expense	1,976	1,618	4,076	3,050
	$3,310	$973	$7,519	$2,045

6. OTHER INCOME - Other (income) expense is comprised of the following:

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016

Disposal gain, net	$(52)	$(1,163)	$(923)	$(1,338)
Equity earnings	(309)	(259)	(671)	(386)
Other	(446)	202	(442)	(96)
	$(807)	$(1,220)	$(2,036)	$(1,820)

7.       INCOME TAX – The provision for income tax for the six months ended June 30, 2017 reflected an effective tax rate of 34.4% (2016 - 36.4%) relative to the combined statutory rate of approximately 26.5% (2016 - 26.5%). The current tax rate of both current period and the prior period was impacted by foreign tax rate differential and non-deductible expenses.

8.       LONG-TERM DEBT – On January 18, 2017, the Company entered into the amended and restated credit agreement with a syndicate of banks to provide a multi-currency revolving credit facility (the “Facility”) of $700,000. The Facility has a 5-year term ending January 18, 2022 and bears interest at floating reference rates plus an applicable margin of 1.50% to 2.75%, depending on certain leverage ratios. The Facility requires a commitment fee of 0.30% to 0.55% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $150,000 on the same terms and conditions as the original Facility.

The Company has granted the banks various collateral including an interest in all of the assets of the Company. The Company is required to maintain certain covenant ratios including financial leverage and interest coverage. The Company was in compliance with these covenants as of June 30, 2017. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

9.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2017:

		Fair value measurements at June 30, 2017

	Carrying value at
	June 30, 2017	Level 1	Level 2	Level 3

Contingent consideration liability	$53,192	$-	$-	$53,192
Interest rate swap liability	$410	$-	$410	$-

On April 11, 2017, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 1.897% plus the applicable margin. The term of the swaps match the maturity of the underlying Facility, with a maturity of January 18, 2022. The swaps are being accounted for as cash flow hedges and are measured at fair value on the balance sheet. Gains or losses on the swaps, which are determined to be effective as hedges, are reported in other comprehensive income.

The fair value of the interest rate swaps was determined using widely accepted valuation techniques.

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 4.0% to 10.1%, with a weighted average of 9.3%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 9.4% and 10.1% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $2,600.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2017
Balance, January 1	$32,266
Amounts recognized on acquisitions	21,486
Fair value adjustments	1,138
Resolved and settled in cash	(2,740)
Other	1,042
Balance, June 30	$53,192

Less: Current portion	20,519
Non-current portion	$32,673

10.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2017

Balance, January 1	$134,803
RNCI share of earnings	5,575
RNCI redemption increment	12,961
Distributions to RNCI	(7,023)
Purchases of interests from RNCI, net	(24,719)
RNCI recognized on business acquisitions	16,258
Balance, June 30	$137,855

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of June 30, 2017 was $127,391. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at June 30, 2017, approximately 2,300,000 such shares would be issued and this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

11.       NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Six months ended
(in thousands)	June 30		June 30
	2017	2016	2017	2016

Basic shares	38,829	38,594	38,775	38,576
Assumed exercise of Company stock options	488	281	437	263
Diluted shares	39,317	38,875	39,212	38,839

12.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its Chairman & CEO. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at June 30, 2017, there were 600,750 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

There were 380,000 stock options granted during the six months ended June 30, 2017 (2016 - 340,000). Stock option activity for the six months ended June 30, 2017 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,602,850	$30.31
Granted	380,000	45.00
Exercised	(193,225)	19.20
Shares issuable under options -
End of period	1,789,625	$34.63	3.04	$39,051
Options exercisable - End of period	707,425	$29.92	2.22	$18,770

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2017 was $2,473 (2016 - $2,018). As of June 30, 2017, there was $5,827 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the six month period ended June 30, 2017, the fair value of options vested was $3,077 (2016 - $2,734).

13.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Pursuant to an agreement approved in February 2004 and restated on June 1, 2015, the Company agreed that it will make payments to Jay S. Hennick, its Chairman & Chief Executive Officer (“CEO”), that are contingent upon the arm’s length sale of control of the Company or upon a distribution of the Company’s assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred among members of the Chairman & CEO’s family, their holding companies and trusts. The agreement provides for the Chairman & CEO to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$3.324. The second payment is an amount equal to 5% of the product of (i) the total number of shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$6.472. Assuming an arm’s length sale of control of the Company took place on June 30, 2017, the amount required to be paid to the Chairman & CEO, based on a market price of C$73.30 per Subordinate Voting Share, would be US$214,170.

14.       SEGMENTED INFORMATION – Colliers identified three reportable operating segments, which are grouped geographically and based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office.

OPERATING SEGMENTS

	Americas	EMEA	Pacific	Corporate	Consolidated
Three months ended June 30
2017					2017
Revenues	$319,829	$118,792	$105,085	$511	$544,217
Depreciation and amortization	7,899	4,655	1,428	399	14,381
Operating earnings (loss)	22,152	11,634	11,397	(4,605)	40,578
2016					2016
Revenues	$262,964	$117,177	$102,122	$273	$482,536
Depreciation and amortization	4,817	3,794	1,285	720	10,616
Operating earnings (loss)	22,581	11,747	9,127	(5,831)	37,624

	Americas	EMEA	Asia Pacific	Corporate	Consolidated
Six months ended June 30
2017					2017
Revenues	$576,787	$207,814	$181,477	$981	$967,059
Depreciation and amortization	14,642	8,240	2,718	808	26,408
Operating earnings (loss)	33,629	10,568	16,253	(8,994)	51,456
2016					2016
Revenues	$473,509	$216,092	$168,563	$480	$858,644
Depreciation and amortization	10,146	7,601	2,543	1,359	21,649
Operating earnings (loss)	39,538	5,858	11,061	(9,968)	46,489

GEOGRAPHIC INFORMATION

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016

United States
Revenues	$243,993	$188,541	$437,564	$340,603
Total long-lived assets			283,034	173,888

Canada
Revenues	$67,319	$67,120	$123,765	$119,802
Total long-lived assets			56,989	53,661

Euro currency countries
Revenues	$62,122	$61,233	$105,198	$116,336
Total long-lived assets			185,442	168,630

Australia
Revenues	$58,378	$59,662	$99,746	$90,575
Total long-lived assets			46,231	45,036

United Kingdom
Revenues	$36,506	$36,941	$66,189	$62,691
Total long-lived assets			74,600	62,305

Other
Revenues	$75,899	$69,039	$134,597	$128,637
Total long-lived assets			60,216	33,100

Consolidated
Revenues	$544,217	$482,536	$967,059	$858,644
Total long-lived assets			706,512	536,620

COLLIERS INTERNATIONAL GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE six MONTH PERIOD ENDED June 30, 2017

(in US dollars)

August 2, 2017

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of Colliers International Group Inc. (the “Company” or “Colliers”) for the three and six month periods ended June 30, 2017 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2016. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and six month periods ended June 30, 2017 up to and including August 2, 2017.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Consolidated review

We reported strong revenue growth for the second quarter ended June 30, 2017 due to a combination of recent business acquisitions and internal growth. Consolidated revenue growth was 13% relative to the same quarter in the prior year (15% measured in local currencies). Net earnings per share were $0.28, versus $0.55 in the prior year quarter, with the current period impacted by a significant increase in the non-controlling interest redemption increment related to the quarterly balance sheet revaluation of non-controlling interests. Adjusted earnings per share, which excludes the non-controlling interest redemption increment (among other items - see “Reconciliation of non-GAAP measures” below) for the second quarter was $0.76, up 21% from $0.63 in the prior year quarter. Both adjusted earnings per share and GAAP net earnings per share for the second quarter ended June 30, 2017 would have been approximately $0.03 higher excluding changes in foreign exchange rates.

During the first six months of 2017, the Company acquired controlling interests in five businesses, three operating in the Americas (Northern California & Nevada; Michigan; Minnesota) and two operating in EMEA (Denmark; UK). The total initial cash consideration for these acquisitions was $51.0 million.

For both the three and six months ended June 30, 2017, revenue growth was led by Sales and Lease Brokerage, particularly in the Americas region.

	Three months ended				Six months ended
(in thousands of US$)	June 30		Growth	Growth	June 30		Growth	Growth
(LC = local currency)	2017	2016	in US$ %	in LC %	2017	2016	in US$ %	in LC %

Outsourcing & Advisory	$197,633	$179,809	10%	13%	$361,198	$339,627	6%	8%
Lease Brokerage	174,379	151,807	15%	16%	311,238	264,692	18%	19%
Sales Brokerage	172,205	150,920	14%	15%	294,623	254,325	16%	16%

Total revenues	$544,217	$482,536	13%	15%	$967,059	$858,644	13%	14%

Results of operations - three months ended June 30, 2017

Revenues for our second quarter were $544.2 million, 13% higher than the comparable prior year quarter (15% measured in local currencies). Recent business acquisitions contributed 14% to revenue growth and internally generated revenues measured in local currencies were up 1%.

Operating earnings for the second quarter were $40.6 million, versus $37.6 million in the prior year period. The operating earnings margin was 7.5% versus 7.8% in the prior year quarter, on account of increased intangible asset amortization expense and acquisition-related items. Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the second quarter was $59.6 million, up 13% versus $52.8 million reported in the prior year quarter. Our Adjusted EBITDA margin was 11.0% of revenues, compared to 10.9% in the prior year quarter.

Depreciation expense was $6.5 million, versus $5.8 million recorded in the prior year quarter, with the increase attributable to investments to renew and expand office premises in the past year.

Amortization expense was $7.9 million, versus $4.8 million recorded in the prior year quarter, as a result of additional intangible assets acquired in conjunction with recent business acquisitions.

Net interest expense was $3.3 million, versus $2.2 million recorded in the prior year quarter, attributable to increased borrowings over the past year to fund business acquisitions, an increase in floating reference rates, and the impact of floating to fixed interest rate swaps implemented in April 2017. The average interest rate on debt during the quarter was 3.1%, an increase from 2.5% in the prior year quarter.

The consolidated income tax expense for the quarter was $12.6 million, relative to $12.9 million the prior year quarter, reflecting effective tax rates of 33% and 35%, respectively. The tax rate for the current year period was impacted by the geographic mix of earnings, with more earnings in lower tax jurisdictions.

Net earnings for the quarter was $25.5 million, versus $23.8 million in the prior year quarter. The current period’s results were attributable to solid revenue growth from acquisitions and internally.

The Americas region’s revenues totalled $319.8 million for the second quarter compared to $263.0 million in the prior year quarter, up 22% (23% on a local currency basis). Local currency revenue growth was comprised of 22% growth from recent acquisitions and 1% internal growth. Internal growth for the quarter was impacted by a modest decline in Sales and Lease Brokerage revenues in the US, where transaction volume was flat and average transaction size was down slightly. Adjusted EBITDA was $32.2 million, versus $28.4 million in the prior year quarter, up 14% with the margin impacted by (i) recent investments in people to strengthen operations and add new service line capabilities and (ii) revenue mix. GAAP operating earnings were $22.2 million, versus $22.6 million in the prior year period, impacted by amortization of intangible assets acquired in connection with recent business acquisitions incurred in the current quarter.

EMEA region revenues totalled $118.8 million for the second quarter compared to $117.2 million in the prior year quarter, up 1% (6% on a local currency basis). Local currency revenue growth was comprised of 6% growth from recent acquisitions and flat internal revenues. Internal revenues were impacted by a decline in Outsourcing & Advisory activity, particularly in France with several large project management assignments in the prior year quarter involving the supply and installation of materials at lower margins than other revenue types. Foreign exchange headwinds with respect to the UK pound sterling negatively affected results on a US dollar reporting currency basis. Adjusted EBITDA was $17.3 million, versus $17.1 million in the prior year quarter. GAAP operating earnings were $11.6 million, versus $11.7 million in the prior year quarter, impacted by acquisition-related costs incurred in the current quarter.

Asia Pacific region revenues totalled $105.1 million for the second quarter compared to $102.1 million in the prior year quarter, up 3% (3% on a local currency basis), all from internal growth driven by gains in Outsourcing & Advisory revenues. Adjusted EBITDA was $12.9 million, up from $10.5 million in the prior year quarter, benefitting from operating leverage. GAAP operating earnings were $11.4 million, versus $9.1 million in the prior year period.

Global corporate segment costs as reported in adjusted EBITDA were $2.8 million in the second quarter, relative to $3.1 million in the prior year period. The corporate GAAP operating loss for the second quarter was $4.6 million, relative to $5.8 million in the prior period, with the prior period impacted by restructuring costs related to the consolidation of global leadership to Toronto.

Results of operations - six months ended June 30, 2017

Revenues for the six months ended June 30, 2017 were $967.1 million, 13% higher than the comparable prior year period (14% measured in local currencies). Business acquisitions contributed 13% to local currency revenue growth and internally generated revenues were up 1%.

Operating earnings for the six month period were $51.5 million, relative to $46.5 million in the prior year period. Our operating earnings margin for the six months ended June 30, 2017 was 5.3% versus 5.4% in the period year period. Year to date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $88.9 million, up 19% versus $75.0 reported in the prior year period. Our Adjusted EBITDA margin was 9.2% of revenues versus 8.7% of revenues in the prior year period, primarily due to operating leverage in the EMEA and Asia Pacific regions and the favorable impact of acquisitions.

We recorded depreciation expense of $12.4 million for the six month period relative to $11.2 million for the comparable prior year period. The increase was attributable to investments to renew and expand office leaseholds in major markets during the past year.

We recorded amortization expense of $14.0 million for the six month period relative to $10.4 million for the prior year period. The increase was attributable to intangible assets acquired in conjunction with recent business acquisitions.

Net interest expense for the six month period was $6.2 million, up from $4.6 million recorded in the prior year period. The increase was attributable to incremental borrowings over the past year to fund business acquisitions, an increase in floating reference rates, and the impact of floating to fixed interest rate swaps implemented in April 2017. The average interest rate on debt during the period was 3.0%, versus 2.8% in the prior year period.

Consolidated income tax expense for the six month period was $16.2 million, relative to $15.9 million in the prior year period, reflecting effective tax rates of 34% and 36%, respectively. The effective tax rate in both periods was impacted by foreign tax rate differential and non-deductible expenses. The effective tax rate for the full year is expected to be approximately 35%.

Net earnings for the six month period were $31.0 million, versus $27.8 million in the prior year period. The current period’s results were attributable to solid revenue growth from acquisitions and internally as well as margin enhancements from operating leverage.

The Americas region’s revenues totalled $576.8 million for the six months ended June 30, 2017 compared to $473.5 million in the prior year quarter, up 22% (22% on a local currency basis). Local currency revenue growth was comprised of 20% growth from recent acquisitions and 2% internal growth. Internal growth was impacted by a modest decline in Sales and Lease Brokerage revenues in the US in the second quarter of 2017, where transaction volume was flat and average transaction size was down slightly. Adjusted EBITDA was $53.4 million, up 7% versus $50.0 million reported in the prior year period with the margin impacted by recent investments in people to add new service line capabilities in the US. GAAP operating earnings were $33.6 million, versus $39.5 million in the prior year period, impacted by amortization of intangible assets acquired in connection with recent business acquisitions as well as acquisition related costs incurred in the current period.

EMEA region revenues totalled $207.8 million for the six months ended June 30, 2017 compared to $216.1 million in the prior year quarter, down 4% (up 2% on a local currency basis). Local currency revenue growth was comprised of 7% growth from recent acquisitions and a 5% decline in internal revenues. Internal revenues were impacted by a decline in Outsourcing & Advisory activity, particularly in France with several large project management assignments in the prior year period involving the supply and installation of materials at lower margins than other revenue types. Foreign exchange headwinds with respect to the UK pound sterling negatively affected results on a US dollar reporting currency basis. Adjusted EBITDA was $20.9 million, versus $16.5 million in the prior year period, driven by changes in revenue mix and recent acquisitions. GAAP operating earnings were $10.6 million, versus $5.9 million in the prior year period.

Asia Pacific region revenues totalled $181.5 million for the six months ended June 30, 2017 compared to $168.6 million in the prior year period, up 8% (6% on a local currency basis), with growth driven by gains in all three service lines. Adjusted EBITDA was $19.2 million, up from $13.8 million in the prior year quarter, benefitting from operating leverage from higher revenues. GAAP operating earnings were $16.3 million, versus $11.1 million in the prior year period.

Global corporate segment costs as presented in adjusted EBITDA were $4.6 million in the six months ended June 30, 2017, relative to $5.3 million in the prior year period. The corporate GAAP operating loss for the period was $9.0 million, relative to $10.0 million in the prior period, with the prior period impacted by restructuring costs related to the consolidation of global leadership to Toronto.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2017
Revenues	$422,843	$544,217
Operating earnings	10,877	40,578
Net earnings	5,506	25,522
Diluted net earnings per common share	-	0.28

YEAR ENDED DECEMBER 31, 2016
Revenues	$376,108	$482,536	$462,052	$576,028
Operating earnings	8,867	37,624	23,627	76,055
Net earnings	4,032	23,756	13,463	50,320
Diluted net earnings (loss) per common share	(0.19)	0.55	0.24	1.14

YEAR ENDED DECEMBER 31, 2015
Revenues	$335,762	$409,832	$420,278	$556,114
Operating earnings	2,345	(16,748)	29,810	64,977
Net earnings from continuing operations	40	(21,359)	18,414	42,820
Net earnings (loss) from discontinued operations	(1,937)	3,041	-	-
Net earnings (loss)	(1,897)	(18,318)	18,414	42,820
Diluted net earnings (loss) per common share:
Continuing operations	0.22	(0.79)	0.20	0.92
Discontinued operations	(0.05)	0.08	-	-
	0.17	(0.71)	0.20	0.92

OTHER DATA (see "Reconciliation of non-GAAP measures")
Adjusted EBITDA - 2017	$29,289	$59,607
Adjusted EBITDA - 2016	22,184	52,795	$37,643	$90,440
Adjusted EBITDA - 2015	14,583	44,565	43,043	79,143
Adjusted EPS - 2017	0.33	0.76
Adjusted EPS - 2016	0.19	0.63	0.40	1.22
Adjusted EPS - 2015	0.10	0.58	0.52	1.06

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These sales brokerage operations comprise approximately 30% of our annual consolidated revenues. Variations can also be caused by business acquisitions or dispositions which alter the consolidated service mix.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2017	2016	2017	2016

Net earnings	$25,522	$23,756	$31,029	$27,787
Income tax	12,584	12,861	16,242	15,931
Other income, net	(807)	(1,220)	(2,036)	(1,820)
Interest expense, net	3,279	2,227	6,221	4,591
Operating earnings	40,578	37,624	51,456	46,489
Depreciation and amortization	14,381	10,616	26,408	21,649
Acquisition-related items	3,310	973	7,519	2,045
Restructuring costs	308	2,776	1,040	2,776
Stock-based compensation expense	1,030	806	2,473	2,018
Adjusted EBITDA	$59,607	$52,795	$88,896	$74,977

Adjusted earnings per share is defined as diluted net earnings per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2017	2016	2017	2016

Net earnings	$25,522	$23,756	$31,029	$27,787
Non-controlling interest share of earnings	(5,003)	(5,559)	(7,116)	(7,973)
Amortization of intangible assets	7,915	4,792	13,965	10,428
Acquisition-related items	3,310	973	7,519	2,045
Restructuring costs	308	2,776	1,040	2,776
Stock-based compensation expense	1,030	806	2,473	2,018
Income tax on adjustments	(2,456)	(2,548)	(4,466)	(4,239)
Non-controlling interest on adjustments	(885)	(432)	(1,729)	(934)
Adjusted net earnings	$29,741	$24,564	$42,715	$31,908

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2017	2016	2017	2016

Diluted net earnings per common share	$0.28	$0.55	$0.28	$0.37
Non-controlling interest redemption increment	0.25	(0.08)	0.33	0.14
Amortization of intangible assets, net of tax	0.13	0.08	0.22	0.17
Acquisition-related items	0.08	0.02	0.18	0.05
Restructuring costs, net of tax	-	0.04	0.02	0.04
Stock-based compensation expense, net of tax	0.02	0.02	0.06	0.05
Adjusted earnings per share	$0.76	$0.63	$1.09	$0.82

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

Liquidity and capital resources

Net cash used in operating activities for the six month period ended June 30, 2017 was $20.3 million, versus $16.0 million used in the prior year period. The cash usage reflects the seasonally slow first half of the year consistent with historical patterns. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six months ended June 30, 2017, capital expenditures were $20.5 million. Based on our current operations, capital expenditures for the year ending December 31, 2017 are expected to be $40 - $45 million.

Net indebtedness as at June 30, 2017 was $304.4 million, versus $242.8 million at December 31, 2016. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness was attributable to seasonal working capital usage, the purchase price for recent acquisitions and capital expenditures. We are in compliance with the covenants contained in our financing agreements as at June 30, 2017 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $270.8 million of available unused credit as of June 30, 2017.

On January 18, 2017, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a committed unsecured multi-currency revolving credit facility (the “Facility”) of $700.0 million, replacing the prior secured credit facility of $525.0 million. The Facility has a 5-year term ending January 18, 2022. The Facility bears interest at floating reference rates plus an applicable margin of 1.50% to 2.75% depending on certain leverage ratios, and requires a commitment fee of 0.30% to 0.55% of the unused portion depending on certain leverage ratios, with all pricing unchanged from the prior credit facility. At any time during the term, we have the right to increase the Facility by up to $150.0 million, on the same terms and conditions as the original Facility.

On April 11, 2017, the Company entered into interest rate swaps to fix $100.0 million notional amount of Facility debt. As a result, 23% of the Company’s debt as of June 30, 2017 was fixed at a rate of 1.897% plus the applicable margin.

On May 18, 2017, the Company’s Board of Directors approved a semi-annual cash dividend of $0.05 per Common Share (being the Subordinate Voting Shares and Multiple Voting Shares). Dividends are paid in cash after the end of the second and fourth quarters, to shareholders of record on the last business day of the relevant quarter. All dividend payments are subject to the discretion of our Board of Directors.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $98.5 million as at June 30, 2017 ($72.8 million as at December 31, 2016). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to December 2021. We estimate that approximately 85% of the contingent consideration outstanding as of June 30, 2017 will ultimately be paid.

The following table summarizes our contractual obligations as at June 30, 2017:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$425,480	$2,323	$334	$422,823	$-
Interest on long-term debt	50,333	11,105	22,080	17,148	-
Capital lease obligations	1,950	988	962	-	-
Contingent acquisition consideration	53,192	20,519	25,415	2,926	4,332
Operating leases	338,663	70,789	114,279	80,222	73,373
Purchase commitments	5,951	5,115	836	-	-

Total contractual obligations	$875,569	$110,839	$163,906	$523,119	$77,705

At June 30, 2017, we had commercial commitments totaling $10.2 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33.3% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the shares, as the case may be.

The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with the shareholders’ agreements as of June 30, 2017, was $127.4 million (December 31, 2016 - $126.0 million).

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

As at June 30, 2017, the RNCI recorded on the balance sheet was $137.9 million (December 31, 2016 - $134.8 million). The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed with cash on hand and borrowings under the Facility, the estimated accretion to diluted net earnings per share for the six months ended June 30, 2017 would be $0.47 and the accretion to adjusted EPS would be $0.14.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than the payments which may be required to be made under the sale of control arrangement contained in the restated management services agreement with Colliers, Jayset Management CIG Inc. and Jay S. Hennick, a description of which is set out in Note 13 to the June 30, 2017 unaudited consolidated financial statements and the commitments and contingencies detailed in Note 21 to the December 31, 2016 audited consolidated financial statements.

Critical accounting estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting estimates have been reviewed and discussed with our Audit & Risk Committee. There have been no material changes to our critical accounting estimates from those disclosed in our MD&A for the year ended December 31, 2016.

Quarterly income tax provision

Each quarter, we estimate our income tax on the interim consolidated financial statements using an estimate of the effective tax rate for the full year which is based on forecasted earnings by country, expected enacted statutory tax rates, and estimated tax adjustments. We evaluate our annual effective tax rate estimate on a quarterly basis to reflect changes in forecasted earnings, geographical mix of earnings, and legislative actions on statutory tax rates and other relevant matters effective in the quarter and which legislation is enacted.

The tax effect of discrete items occurring in the quarter also impacts our effective tax rate.

Impact of recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and International Financial Reporting Standards (“IFRS”). This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2017, with early adoption permitted. The Company has assessed each of its revenue streams for the possible impact of this standard and based on an initial assessment, the application of the new guidance will likely result in an increase in the proportion of reimbursable expenses accounted for as revenue on a gross basis. Additionally, there is the potential for acceleration of revenue for certain lease brokerage contracts. However, the assessment is not yet finalized. The Company will adopt this ASU effective January 1, 2018 using the full retrospective transition method and anticipates expanded note disclosure, particularly surrounding contract assets and liabilities.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. The Company adopted this ASU effective January 1, 2017 using the retrospective transition method. The impact of the change on the December 31, 2016 consolidated balance sheet was to (i) reduce current deferred income tax assets by $18.3 million; (ii) increase non-current deferred income tax assets by $13.8 million; (iii) reduce current deferred income tax liabilities by $0.4 million and (iv) reduce non-current deferred income tax liabilities by $4.1 million.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The ASU will be effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The Company has catalogued and abstracted key terms of its leases and is in the final stages of selecting a software solution to assist with the additional accounting and disclosures required. The Company’s assets and liabilities will be impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted. Covenant ratio calculations under the Company’s revolving credit facility will however not be impacted, as they will continue to be based on the accounting standards in place as of September 30, 2016. The Company will adopt this ASU with an effective date of January 1, 2019, using the modified retrospective transition method.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This standard removes the requirement to delay recognition of a windfall tax benefit until it reduces taxes payable and instead records the benefit when it arises. The standard also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The Company adopted this ASU effective January 1, 2017, using the modified retrospective transition method with (i) a cumulative effect adjustment of $0.5 million to increase retained earnings and (ii) the forfeiture rate continuing to be estimated.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This ASU reduces diversity in how certain transactions are classified in the statement of cash flows. Under this guidance contingent consideration payments made soon after an acquisition’s closing date should be classified as cash outflows for investing activities. This standard is effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company is currently assessing the impact of this standard on its financial statements. The Company will adopt this ASU effective January 1, 2018, using the retrospective transition method.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business which clarifies and simplifies the definition of a business. Under this guidance, when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or group of similar assets), the assets acquired would not represent a business. This will likely result in more acquisitions being accounted for as asset purchases which impacts many areas of accounting such as acquisitions, disposals, goodwill impairment and consolidation. This standard is effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company will adopt this ASU effective January 1, 2018, using prospective application.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, our predecessor, FirstService Corporation (“Old FSV”), elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, we are permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. On April 11, 2017 we entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 1.897% plus the applicable margin of 1.50% to 2.75%. The term of the swaps matches the maturity of the underlying Facility, with a maturity date of January 18, 2022. The swaps are being accounted for as cash flow hedges. As at June 30, 2017, the fair value of the swaps recorded on the balance sheet was a liability of $0.4 million.

Transactions with related parties

As at June 30, 2017, the Company had $5.5 million of loans receivable from non-controlling shareholders (December 31, 2016 - $4.9 million) and no loans payable to minority shareholders (December 31, 2016 - nil). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The business purpose of the loans payable is to finance purchases of non-controlling interests. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans have terms of one to ten years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 37,515,992 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,789,625 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 13, 2017, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 18, 2017 to July 17, 2018. The Company is entitled to repurchase up to 2,700,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and six month periods ended June 30, 2017 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Spin-off risk

On June 1, 2015, the predecessor to our Company, Old FSV, completed a plan of arrangement (the “Spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc., a global leader in commercial real estate services and new FirstService Corporation (“FirstService”), the North American leader in residential property management and related services. Under the Spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

Although the Spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The Spin-off was structured to comply with all the requirements of the public company "butterfly rules" in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the Spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the Spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015 which is available under Colliers’ SEDAR profile at www.sedar.com.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk factors” section of the Company’s Annual Information Form:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.

•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The ability to attract new clients and to retain major clients and renew related contracts.
•	The ability to retain and incentivize revenue producing staff.
•	Increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes or any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2016, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.